UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 30, 2013, announcing 2012 fourth quarter and full year financial results.

PR No. C2705C

STMicroelectronics
Reports 2012 Fourth Quarter and Full Year Financial Results

•	Fourth quarter net revenues at $2.16 billion; above the midpoint of guidance
•	Net financial position* at $1.19 billion; up from 2011 despite challenging environment
•	Fourth quarter impairment charge of $544 million for Wireless goodwill and other intangible assets

Geneva, January 30, 2013 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and full year ended December 31, 2012.

Fourth quarter net revenues totaled $2.16 billion and gross margin was 32.3%. Net loss attributable to parent company was $428 million, mainly due to a charge of $544 million for the impairment of Wireless goodwill and other intangible assets following the Company’s decision to exit the
ST-Ericsson joint venture after the communicated transition period as part of the Company’s new strategic plan announced on December 10, 2012.

President and CEO Carlo Bozotti commented, “In the fourth quarter, both revenue and gross margin results came in above the midpoint of our guidance despite the ongoing softness in the semiconductor market. We extended our leadership in key areas. Thanks to new product momentum, revenues from our wholly-owned businesses increased 0.2% and 1.6% on a sequential and year-ago basis driven by a very strong ramp of our MEMS products in the fourth quarter.

“Looking at 2012 overall, we improved our net financial position compared to 2011 despite the significant cash used by ST-Ericsson as well as the impact of weak business conditions. We were able to end the year with significant financial flexibility and strong cash balances while providing shareholders with the same level of dividend compared to 2011.

“Important decisions were made in 2012 that are shaping a new, more focused, higher-performing ST. In December, we announced our new strategic plan targeting leadership in two product segments: Sense & Power and Automotive Products and Embedded Processing Solutions. This new strategy includes a sharper focus on five growth drivers: MEMS and sensors, Smart Power, automotive products, microcontrollers, and application processors including digital consumer products. Importantly, from a financial model perspective, we are targeting an operating margin of 10% or more. A key component to achieving this objective is bringing our net operating expenses to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014.

“In connection with our strategic plan, we decided to exit ST-Ericsson after a transition period and our actions this past quarter, including the further impairment charge, are aligned with moving this decision forward.”
-----
(*) ST net financial position is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights
U.S. GAAP (In Million US$)	Q4 2012	Q3 2012	Q4 2011
Net Revenues (a)	2,162	2,166	2,191
Gross Margin	32.3%	34.8%	33.4%
Operating Income (Loss), as reported	(730)	(792)	(132)
Net Income (Loss) attributable to parent company	(428)	(478)	(11)
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Non-U.S. GAAP* Before impairment, restructuring and one-time items (In Million US$)	Q4 2012	Q3 2012	Q4 2011
Operating Income (Loss)	(142)	(79)	(123)
Operating Margin	(6.5%)	(3.6%)	(5.6%)
Operating Margin – attributable to ST	(3.3%)	0.3%	(0.2%)

Fourth Quarter Review

In the fourth quarter, ST’s wholly-owned businesses’ revenue increased 0.2% and 1.6% on a sequential and year-ago basis, respectively. Wireless product-segment revenues decreased by 2.2% sequentially, and included revenue from IP licensing of $43 million compared to $35 million in the prior quarter. The Japan & Korea and Greater China & South Asia regions grew sequentially 16% and 1%, respectively, while the Americas and EMEA decreased 0.4% and 13%, respectively.

Fourth quarter gross margin decreased 250 basis points sequentially to 32.3% mainly due to negative price effect, lower volumes that were associated with the planned reduction in inventory that resulted in the underloading of ST’s wafer fabs partially offset by favorable product mix; as a result of the inventory reduction unsaturation charges in the fourth quarter of 2012 were $66 million compared to $19 million and $99 million in the prior and year-ago quarters, respectively.

Combined SG&A and R&D expenses increased 3% to $876 million compared to $852 million in the prior quarter mainly due to unfavorable seasonal effects. Combined operating expenses as a percentage of sales were 40.5% in the 2012 fourth quarter compared to 39.3% in the prior quarter.

Restructuring and impairment charges for the fourth and third quarters were $588 million and $713 million, respectively, principally reflecting non-cash impairment charges on Wireless goodwill and other intangible assets bringing the investment value of ST-Ericsson on our books to a negligible amount.

Operating margin before impairment, restructuring and one-time items attributable to ST decreased to negative 3.3% in the 2012 fourth quarter compared to positive 0.3% in the prior quarter.*

Income tax expense in the fourth quarter was $39 million mainly due to the write-off of ST-Ericsson deferred tax assets following ST’s decision to exit from the joint venture after a transition period.

In the fourth quarter of 2012, net loss attributable to non-controlling interests was $361 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the third quarter of 2012, the corresponding amount was $351 million.

-----
(*)Operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Fourth quarter net loss attributable to parent company was $428 million or $(0.48) per share, compared to a net loss of $(0.54) and $(0.01) per share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of $(0.11), excluding impairment, restructuring charges and one-time items in the fourth quarter, compared to a net loss of $(0.03) and $(0.01) per share in the prior and year-ago quarters, respectively.*

For the fourth quarter of 2012, the effective average exchange rate for the Company was approximately $1.30 to €1.00, compared to $1.29 to €1.00 for the third quarter of 2012, and $1.36 to €1.00 for the fourth quarter of 2011.

Net Revenues by Market Channel

Net Revenues By Market Channel (In %)	Q4 2012	Q3 2012	Q4 2011
Total OEM	77%	76%	80%
Distribution	23%	24%	20%

Revenues and Operating Results by ST Product Segment

Operating Segment (In Million US$)	Q4 2012 Net Revenues	Q4 2012 Operating Income (Loss)	Q3 2012 Net Revenues	Q3 2012 Operating Income (Loss)	Q4 2011 Net Revenues	Q4 2011 Operating Income (Loss)
Automotive (APG)	368	20	391	34	383	41
Analog, MEMS & Microcontrollers (AMM)	864	120	804	101	747	116
Digital	320	(51)	325	(30)	388	9
Power Discrete (PDP)	245	3	275	18	253	16
Wireless (a)	351	(168)	359	(184)	409	(211)
Others (b)(c)	14	(654)	12	(731)	11	(103)
TOTAL	2,162	(730)	2,166	(792)	2,191	(132)

(a) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $66 million, $19 million and $99 million of unused capacity charges in the fourth and third quarters of 2012 and fourth quarter of 2011, respectively; and $588 million, $713 million and $9 million of impairment, restructuring charges and other related closure costs in the fourth and third quarters of 2012 and fourth quarter of 2011, respectively.

Automotive (APG) fourth quarter net revenues decreased 6.0% sequentially, mainly driven by difficult market conditions. APG fourth quarter operating margin was 5.6%, compared to 8.6% in the prior quarter due to lower revenues.

Analog, MEMS and Microcontrollers (AMM) fourth quarter net revenues increased 7.4% sequentially driven by MEMS, secure microcontrollers and analog applications. AMM operating margin increased to 13.9% in the 2012 fourth quarter, compared to 12.6% in the prior quarter mainly due to higher volumes of motion MEMS.

-----
(*)Operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Digital fourth quarter net revenues decreased 1.7% sequentially principally due to weak demand for digital consumer products. Digital operating margin was negative 15.8% in the 2012 fourth quarter mainly due to manufacturing efficiencies related to a sharp decrease in loadings, compared to negative 9.0% in the prior quarter.

Power Discrete (PDP) fourth quarter net revenues decreased 11.0% sequentially due to weak market demand. PDP operating margin decreased to 1.1% in the 2012 fourth quarter compared to 6.4% in the prior quarter due to lower revenues.

Wireless net revenues in the fourth quarter decreased 2.2%, compared to the prior quarter. Revenue results reflected ST-Ericsson’s continued ramp of NovaThor platforms as well as $43 million from IP licensing, which was more than offset by the decrease in legacy products sales. Wireless operating loss, excluding ST-Ericsson impairment and restructuring charges, was $168 million in the fourth quarter, compared to a loss of $184 million in the prior quarter. For additional information, see ST-Ericsson’s Q4 2012 earnings results press release at www.st.com and at www.stericsson.com

Cash Flow and Balance Sheet Highlights

The Company significantly reduced capital expenditures, net of proceeds from sales, in 2012, at $476 million compared to $1.26 billion in 2011. During the fourth quarter capital expenditures net of proceeds from sales were $78 million in line with the year-ago period and, as expected, significantly below the prior quarter.

Managing inventory levels during 2012 was a key priority with inventory at December 31, 2012, of $1.35 billion, compared to $1.53 billion at December 31, 2011. Inventory  in the fourth quarter of 2012 was at 4.3 turns or 84 days, compared to the year-ago period of 3.8 turns or 95 days.

During 2012, dividends paid to stockholders totaled $355 million, including the fourth quarter dividend of $89 million.

For the full year, free cash flow* was slightly positive. Reversing two quarters of negative cash flow and despite significant cash still used at ST-Ericsson, free cash flow in the fourth quarter was $145 million compared to negative $80 million in the prior quarter and positive $47 million in the year-ago period.

ST continued to maintain a solid attributable net financial position* with a net cash position of $1.19 billion at December 31, 2012, compared to $1.17 billion, adjusted to balance out the 50% of ST-Ericsson’s debt, at December 31, 2011. ST’s cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $2.49 billion and total debt was $1.30 billion. During the fourth quarter, ST and Ericsson waived their loan to ST-Ericsson for an amount of $1,546 million. As a consequence, the Ericsson portion of $773 million was recorded as a contribution from noncontrolling interest and reduced ST’s consolidated debt.

Total equity, including non-controlling interest, was $6.36 billion at year end.

----------
(*)Free cash flow and net financial position are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

2012 Full Year Results

Net revenues for 2012 decreased 12.8% to $8.49 billion mainly due to lower unit volumes which were driven by a significant drop in sales at our former largest customer and weaker market conditions.

Gross profit and gross margin decreased 22% to $2.78 billion and 390 basis points to 32.8% respectively. The principal components of the gross margin decrease were negative price effect and unused capacity charges of $172 million compared to $149 million in 2011, as well as a one-time $53 million charge to ST’s cost of sales due to an arbitration award recorded in the first quarter 2012, partially offset by positive currency effects.

ST’s income taxes for the full year 2012 in part reflected the write-off of ST-Ericsson deferred tax assets in the fourth quarter. Excluding the ST-Ericsson impact and certain discrete items, ST’s annual effective tax rate in 2012 would have been about 16%.

Net loss as reported was $1.16 billion in 2012, or $(1.31) per share. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of $(0.33) excluding impairment, restructuring charges and one-time items. In 2011, net income was $650 million, or $0.72 diluted earnings per share, and on an adjusted basis was $0.41 non-GAAP diluted earnings per share.*

The effective average exchange rate for the Company was approximately $1.31 to €1.00 for 2012, compared to $1.37 to €1.00 for 2011.

Full Year Revenue and Operating Results by ST Product Segment

Operating Segment (In Million US$)	FY 2012 Net Revenues	FY 2012 Operating Income (Loss)	FY 2011 Net Revenues	FY 2011 Operating Income (Loss)
Automotive (APG)	1,554	129	1,678	227
Analog, MEMS & Microcontrollers(AMM)	3,200	418	3,377	606
Digital	1,334	(154)	1,839	108
Power Discrete (PDP)	1,015	18	1,240	139
Wireless	1,345	(885)	1,552	(812)
Others	45	(1,607)	49	(222)
TOTAL	8,493	(2,081)	9,735	46

First Quarter 2013 Business Outlook

Mr. Bozotti stated, “In the first quarter, we expect our wholly-owned businesses to deliver a better than seasonal revenue performance, with a sequential decrease of about 3% at the midpoint, despite weak macro-economic conditions. Including Wireless, we expect an overall revenue decrease of about 7% at the midpoint of our guidance as ST-Ericsson anticipates a very significant sequential decrease in net sales.

-----
(*) Adjusted net earnings per share are a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

“More broadly, semiconductor market conditions are expected to improve in 2013, driven by a more favorable economic environment. Even today, there are initial signs of a mild recovery. At ST, we expect to outperform the market with our Sense & Power and Automotive Products and Embedded Processing Solutions segments. In particular, we expect imaging, microcontrollers, analog and MEMS to be the highest contributors to our revenue performance.

“With respect to ST-Ericsson, we are finalizing our decision regarding available strategic options. While we do not underestimate the challenges related to the transition, we are committed to ensure a smooth and timely exit.

“Overall, ST will be a much stronger Company with a re-sized cost base, sharpened product focus and stronger market position.”

The Company expects first quarter 2013 revenues to decrease sequentially in the range of about -7%, plus or minus 3.5 percentage points. Reflecting lower unsaturation charges but no revenues from licensing compared to the fourth quarter, gross margin in the first quarter is expected to be about 31.4%, plus or minus 2.0 percentage points.

ST, following its announcement to exit ST-Ericsson after a transition period that is expected to end during the third quarter of 2013, is finalizing its decision regarding available strategic options. Our current best estimate is that ST could have funding requirements, including the ongoing operations of ST-Ericsson during the transition period and restructuring costs, in the range of approximately $300 million to $500 million during 2013, taking into account the impact of the strategic options.

This outlook is based on an assumed effective currency exchange rate of approximately $1.31 = €1.00 for the 2013 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 30, 2013.

Recent Corporate Developments

•
On December 10, ST announced its new strategic plan, vision and financial model. The outcome of a strategic review started more than a year ago as the company saw major changes in the dynamics of the wireless market. The plan is aimed at making the new ST more focused, leaner and better positioned to deliver value to customers and shareholders. The plan emphasizes two product-segment organizations that together address a growing $140 billion market shared roughly equally: Sense & Power and Automotive Products and Embedded Processing Solutions.

The Sense & Power and Automotive Products Sector builds on ST’s leading positions in MEMS and sensors, power discrete and advanced analog products, as well as automotive powertrain, safety, body and infotainment products. The Embedded Processing Solutions Sector focuses on the core of the electronics systems rather than on wireless broadband access and includes microcontrollers, imaging products, digital consumer products, application processors and digital ASICs.

As part of the new plan, ST said it would exit its investment in ST-Ericsson after a transition period. ST emphasized that it would continue to pursue significant growth opportunities in wireless through its leading product portfolio and would continue to support ST-Ericsson as its supply-chain partner, advanced process-technology partner (FD-SOI) and application-processor IP provider.

In the announcement, ST also revealed its new financial model, in which the company is targeting an operating margin of 10 percent or more. In order to achieve the new financial model, ST is targeting a reduction in quarterly net operating expenses to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014.

•
On December 11, ST announced its progress in making available its 28nm FD-SOI Technology Platform from its Crolles (France) 300mm manufacturing facility. The silicon-verified process technology has now proven that it can deliver 30% higher speed at the same power and up to 50% greater power efficiency at the same performance as bulk processes at comparable cost. Ready for pre-production, this step confirms ST’s ability to provide its planar fully-depleted technology from the 28nm technology node, essential to meeting the industry’s highest performance and lowest power demands.

Q4 2012 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Automotive

•	Confirmed its leadership position in car-door electronics with an exclusive-supplier contract for a new generation of door-zone modules at a major equipment manufacturer.
•	Became a long-term supplier of audio amplifiers in car infotainment systems for the world’s largest automotive players.
•	Awarded a design win in the next-generation braking platform at a leading automotive equipment maker.
•	Secured design wins for a multi-standard digital-radio chipset with several large car-manufacturing groups.
•	Collected multiple design wins in China for 32-bit automotive microcontrollers that manage transmission control, vehicle diagnostics, and steering systems in the car.

Digital Sector

Digital Convergence
•	Earned multiple design wins for broadcast set-top box chips at leading Chinese set-top box makers Jiuzhou and Inspur.
•	Collected a design win for the world’s most powerful set-top box system-on-chip (Orly) in an IPTV set-top box platform at a major Asian equipment producer.
•
Saw increased traction for high-resolution multimedia-monitor controllers in premium monitors and public displays: ST’s innovative systems-on-chip power, among others, LG’s new 29-inch cinema display and 27-inch ultra-high-resolution monitor, and a public display from Samsung.

•	Earned multiple design wins for high-speed media-routing devices for docking stations and dongles at several top PC OEMs.
•	Earned an important design win for a 32nm digital ASIC for software-defined networks from a global networking giant.

Imaging, Bi-CMOS, ASIC and Silicon Photonics
•	Provided cutting-edge image-sensing technology for a new optical navigation device at a leading consumer and PC peripherals maker.
•	Ramped volume production of innovative high-performance image sensors for mobile applications, using ST’s proprietary backside-illumination (BSI) technology.

Analog, MEMS and Microcontrollers

•	Announced that ST and PNI sensors are selected for Nintendo’s Wii UTM.
•	Ramped production of extreme high-accuracy analog chips to monitor the battery state in a range of smartphones from a worldwide leader.
•	Volume shipments to 1st-tier Chinese manufacturers contributed to a rebound in market share for Sound-Terminal audio devices for flat-panel TV.
•	Started production of Motion MEMS and iNEMO-Engine Sensor Fusion Software for Windows 8TM based tablets and smartphones.
•	Collected numerous design wins for the low-power SPIRIT1 radio transceivers that transmit sensor data in industrial applications.
•	Shipped 60 million MEMS microphones by the end of 2012 across a broad range of applications, including mobile phones, tablets and laptops.
•	Earned a design win for a pressure sensor with a major phone manufacturer.
•	Awarded a design win for high-efficiency switching regulators in car infotainment systems from a major European manufacturer.
•	Collected multiple wins for electronic fuses in hard-disk drives, set-top boxes and DVD players from major Asian OEMs.
•	ST’s smart-power (BCD8) device selected by a major Japanese manufacturer for the next-generation 5mm and 7mm hard-disk drive platforms.
•
Built further STM32 momentum with an important design win for the STM32F4 at a major Chinese telecom-infrastructure OEM. The STM32 design-win run rate has seen a steady increase with the new product series introduced in 2012.

•	Won the main controller slot for the STM8 low-power microcontroller from a leading Japanese entertainment device manufacturer.
•	Collected multiple design wins for a dual-interface secure microcontroller in the new EMV® (Europay/MasterCard/Visa) migration program in China.
•	Awarded a design win from a key European industrial OEM for the dual-interface wireless memory in an energy-management application.

Power Discretes

•	Collected multiple wins for MOSFET devices in power supplies and adapters for leading PC makers.
•	Increased share of IGBT devices at large automotive customers in EMEA and Japan for electronic ignition, air conditioning, and High Intensity Discharge lamps.
•	Collected multiple design wins for dedicated rectifiers and protection devices in various automotive applications at leading Asian OEMs.
•	Won new sockets for Integrated Passive & Active Devices (IPAD) at major Chinese smartphone makers.
•	Secured multiple wins for power diodes in high-power industrial welding equipment and TV adapters.

ST-Ericsson

•	Samples of ST-Ericsson’s first FD-SOI product, manufactured by ST, became available in December and the NovaThor L8580 ModAp platform was announced on January 7, 2013.
•	Samsung GALAXY S III mini is powered by an ST-Ericsson NovaThor ModAp, making it the fourth Samsung smartphone using the NovaThor platform.
•
With the new NovaThor L8580 ModAp ST-Ericsson introduced eQuad technology. eQuad is a CPU architecture in which each processor core can operate as an industry-leading high performance core or a very low-power core for less computing-intensive tasks running at 0.6 V.

•	ST-Ericsson tested and demonstrated its VoLTE (Voice over LTE) technology with key operators during the quarter.
•	ST-Ericsson announced that it is ready to support Jolla’s Sailfish OS in its NovaThor platforms.

iNEMO, IPAD, Orly, Sound Terminal, STM8 and STM32 are trademarks of STMicroelectronics. NovaThor is a trademark of ST-Ericsson. All other trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings, adjusted net earnings per share, free cash flow, net financial position and net financial position, adjusted to account for 50% investment in
ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements, due to, among other factors:
•	future risks to our core business as well as our ability to accurately estimate our share of costs and the required cash resources which ensue from our decision to exit ST-Ericsson;
•	our ability to competitively address market demand for the products which we design manufacture and sell;
•
changes in the market for our products, including the actual demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, which is also dependent on our customers’ ability to successfully compete in the application markets they serve with our products;

•
our ability in periods of reduced market demand or visibility, to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations;

•	our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;
•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;
•
our ability to maintain or improve our competitiveness especially in light of volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations;
•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;
•
product warranty or liability claims based on epidemic, security or delivery failures or  recalls by our customers for a product containing one of our parts or claims arising out of  breaches of our information technology systems.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on March 5, 2012. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On January 31, 2013, the management of STMicroelectronics will host an earnings presentation in Paris and will also conduct a conference call to discuss performance for the fourth quarter and full year of 2012.

The earnings presentation will be held at 5:00 a.m. U.S. Eastern Time / 11:00 a.m. CET and the conference call at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. Both the earnings presentation and conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
Further information on ST can be found at www.st.com

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings  and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, and other one-time items net of the relevant tax impact.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	697	(730)	(428)	(0.48)
Impairment & Restructuring		588	307
Estimated Income Tax Effect			(1)
Income Tax at ST Ericsson			26
Non-U.S GAAP	697	(142)	(96)	(0.11)

Q3 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	753	(792)	(478)	(0.54)
Impairment & Restructuring		713	456
Estimated Income Tax Effect			(7)
Non-U.S GAAP	753	(79)	(29)	(0.03)

Q4 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	732	(132)	(11)	(0.01)
Impairment & Restructuring		9	5
Estimated Income Tax Effect			(2)
Non-U.S GAAP	732	(123)	(8)	(0.01)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2012	September 29, 2012	December 31, 2011
Cash and cash equivalents	2,250	1,686	1,912
Marketable securities	238	237	413
Short-term deposits	1	-	-
Restricted cash	-	-	3
Non-current restricted cash	4	4	5
Total financial resources	2,493	1,927	2,333
Short-term borrowings and current portion of long-term debt	(630)	(1,260)	(740)
Long-term debt	(671)	(298)	(826)
Total financial debt	(1,301)	(1,558)	(1,566)
Net financial position	1,192	369	767

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,192	1,064	1,167

Free cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q4 2012	Q3 2012	Q4 2011
Net cash from (used in) operating activities	252	148	137
Net cash from (used in) investing activities	(107)	(203)	43
Payment for purchases of (proceeds from sale of) marketable securities, short-term deposits and restricted cash, net	-	(25)	(133)
Free cash flow	145	(80)	47

--end--

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2012	2011

Net sales	2,111	2,170
Other revenues	51	21
NET REVENUES	2,162	2,191
Cost of sales	(1,465)	(1,459)
GROSS PROFIT	697	732
Selling, general and administrative	(291)	(280)
Research and development	(585)	(614)
Other income and expenses, net	37	39
Impairment, restructuring charges and other related closure costs	(588)	(9)
Total Operating Expenses	(1,427)	(864)
OPERATING LOSS	(730)	(132)
Interest expense, net	(9)	(5)
Income (loss) on equity-method investments	(11)	(6)
Gain on financial instruments, net	-	3
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(750)	(140)
Income tax expense	(39)	(70)
NET LOSS	(789)	(210)
Net loss (income) attributable to noncontrolling interest	361	199
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(428)	(11)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.48)	(0.01)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.48)	(0.01)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	887.9	885.0

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2012	2011

Net sales	8,380	9,630
Other revenues	113	105
NET REVENUES	8,493	9,735
Cost of sales	(5,710)	(6,161)
GROSS PROFIT	2,783	3,574
Selling, general and administrative	(1,166)	(1,210)
Research and development	(2,413)	(2,352)
Other income and expenses, net	91	109
Impairment, restructuring charges and other related closure costs	(1,376)	(75)
Total Operating Expenses	(4,864)	(3,528)
OPERATING INCOME (LOSS)	(2,081)	46
Other-than-temporary impairment charge and realized gain on financial assets	-	318
Interest expense, net	(35)	(25)
Loss on equity-method investments	(24)	(28)
Gain on financial instruments, net	3	25
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(2,137)	336
Income tax expense	(51)	(181)
NET INCOME (LOSS)	(2,188)	155
Net loss (income) attributable to noncontrolling interest	1,030	495
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(1,158)	650

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(1.31)	0.74
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(1.31)	0.72

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	886.7	904.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 29,	December 31,
In millions of U.S. dollars	2012	2012	2011
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,250	1,686	1,912
Restricted cash	-	-	3
Short-term deposits	1	-	-
Marketable securities	238	237	413
Trade accounts receivable, net	1,005	1,040	1,046
Inventories, net	1,353	1,484	1,531
Deferred tax assets	137	155	141
Assets held for sale	-	-	28
Other current assets	518	612	506
Total current assets	5,502	5,214	5,580
Goodwill	141	370	1,059
Other intangible assets, net	213	554	645
Property, plant and equipment, net	3,481	3,611	3,920
Non-current deferred tax assets	414	365	332
Restricted cash	4	4	5
Long-term investments	119	114	121
Other non-current assets	560	480	432
	4,932	5,498	6,514
Total assets	10,434	10,712	12,094

LIABILITIES AND EQUITY
Current liabilities:
Bank overdrafts	-	-	7
Short-term debt	630	1,260	733
Trade accounts payable	797	864	656
Other payables and accrued liabilities	942	934	976
Dividends payable to stockholders	89	178	88
Deferred tax liabilities	11	1	14
Accrued income tax	86	84	95
Total current liabilities	2,555	3,321	2,569
Long-term debt	671	298	826
Post-retirement benefit obligations	477	426	409
Long-term deferred tax liabilities	14	23	21
Other long-term liabilities	353	315	273
	1,515	1,062	1,529
Total liabilities	4,070	4,383	4,098
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,953,202 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,555	2,549	2,544
Retained earnings	1,959	2,388	3,504
Accumulated other comprehensive income	794	743	670
Treasury stock	(239)	(240)	(271)
Total parent company stockholders’ equity	6,225	6,596	7,603
Noncontrolling interest	139	-267	393
Total equity	6,364	6,329	7,996
Total liabilities and equity	10,434	10,712	12,094

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2012	Q3 2012	Q4 2011

Net Cash from operating activities	252	148	137
Net Cash from (used in) investing activities	(107)	(203)	43
Net Cash from (used in) financing activities	406	(80)	(213)
Net Cash increase (decrease)	564	(120)	(61)

Selected Cash Flow Data (in US$ millions)	Q4 2012	Q3 2012	Q4 2011

Depreciation & amortization	272	266	315
Net payment for Capital expenditures	(78)	(203)	(76)
Dividends paid to stockholders	(89)	(89)	(89)
Change in inventories, net	143	24	139

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 31, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer